Exhibit 99.1

Annual Results – Momentum Building on our Commercial Plans

Melbourne, Australia, 30 August 2023: Genetic Technologies Limited (ASX: GTG; NASDAQ: GENE, “Company”, “GTG”), a global leader in guideline driven genomics-based tests in health, wellness and serious disease is pleased to report annual results for the year ended June 30, 2023.

GTG has had an exciting period of commercial growth over the last 12 months in our Business to Business (B2B) channel led by geneType and our Direct to Consumer (DTC) channel led by our EasyDNA and Affinity DNA brands. Our commitment to transforming healthcare through personalized genetic insights continues driving meaningful advancements, revolutionizing medical practices across the globe.

This year we have continued the transformational journey from an R&D organisation with one polygenic risk test to an organisation with revenues anchored in 3 brands: geneType, EasyDNA, and AffinityDNA.

Highlighting our commercial progress, the company announces revenues for the 12 months ending June 30, 2023, of A$8.686million, an increase of +A$1.891m; +28% compared with 2022.

Momentum building - Growth and Partnerships:

The dedication of our team, and the power of geneType, have ignited a revolution in healthcare. We are seeing encouraging growth in our commercial volumes for geneType, a testament to the value and trust we are building in the medical community. Twenty medical practices in both the US and Australia are now routinely referring patients for geneType testing, with new practices joining our network every week. This is laying the foundation for a healthcare landscape that embraces precision medicine and individualized care.

Empowering Precision Medicine Centers:

Our vision extends beyond testing; we are leading the way establishing partnerships in Precision Medicine Centers of Excellence. Paving the way for a transformative approach to patient care, harnessing the potential of geneType, creating centres that redefine medical practices and deliver more precise diagnoses and personalized treatment strategies.

Innovating for the Future:

We were proud to announce the development of the world’s first Comprehensive Breast & Ovarian Cancer Risk Test, a true testament to our dedication to innovation. This groundbreaking test, showcased at the annual BRCA (BReast CAncer) conference in Montreal, will empower women to understand their risk profile for these deadly diseases through a simple saliva sample.

Pioneering Research and Clinical Impact:

Our ground-breaking work is gaining recognition on a global scale. The science team have successfully published seven peer reviewed manuscripts and publications in prestigious journals across the world. These publications provide the evidence that the implementation of the patented geneType test will identify more at-risk patients, detect the disease early and save lives.

Expanding the Frontiers of screening:

Our geneType Multi-Test Panel now encompassing an impressive nine life threatening diseases. In phase 2 of our rollout plan, we have expanded the panel to include melanoma, pancreatic cancer, and atrial fibrillation. This expansion enhances the test’s utility, offering risk assessments for six cancers, two cardiovascular diseases, and one metabolic disease, all from a single saliva sample, covering up to 70% of mortalities and morbidities annually.

Genetic Technologies Limited	60-66 Hanover Street
www.genetype.com	Fitzroy Victoria 3065
info@gtglabs.com	Australia
ABN 17 009 212 328	+61 3 8412 7000

Championing Partnerships:

Our strategic alliance with QIAGEN marks a monumental step forward. Together, we are establishing a “Centre of Excellence” facility in Australasia, uniting our life science and diagnostics expertise. This partnership amplifies our capabilities, driving commercial opportunities, enhanced automation, and increased capacity. Our shared goal is to make geneType accessible to a wider audience, accelerating the identification and intervention for at-risk patients.

Our Medical Leadership:

Dr. Joel Evans, joined our team in the U.S. and is a leader in clinical and functional medicine whose expertise and passion for personalised medicine align perfectly with our mission. His appointment underscores our commitment to bringing cutting-edge medical insights to our patients, reinforcing our dedication to advancing healthcare.

None of our achievements would have been possible without the unwavering support of Key Opinion Leaders (KOLs) who are driving change in their fields. Their endorsement of geneType has opened doors to new medical practices, expanding our reach and impact. We are honoured to collaborate with KOLs such as Dr. Carolyn Young, Dr. William Stanford, and Dr. Lisa Larkin, whose contributions are shaping the future of healthcare.

Looking Ahead:

As we reflect on these remarkable milestones, we are invigorated by the promise that lies ahead. The journey of GeneType Group is one of transformation, empowerment, and relentless pursuit of a healthier future. We are pioneering a new era of healthcare, where every patient’s genetic makeup is harnessed to inform personalized treatments and interventions. Thank you for being a part of our incredible journey.

Our team has dedicated two decades to relentlessly advancing the forefront of genetic testing, introducing the most innovative solutions to the global stage. Over the last 18 months, Genetic Technologies has transitioned to an organization earning significant revenues and have identified the pivotal clinical and commercialization pathways for continued success. Looking ahead to the next 18 months, we are embarking on a determined journey towards attaining profitability.

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Authorised for release by the board of directors of Genetic Technologies Limited

Enquiries

Investor Relations

Adrian Mulcahy

Market Eye – Automic Group

M: +61 438 630 422

E: adrian.mulcahy@automicgroup.com.au

Genetic Technologies Limited	60-66 Hanover Street
www.genetype.com	Fitzroy Victoria 3065
info@gtglabs.com	Australia
ABN 17 009 212 328	+61 3 8412 7000

About Genetic Technologies Limited

Genetic Technologies Limited (ASX: GTG; Nasdaq: GENE). A global leader in genomics-based tests in health, wellness and serious disease through its geneType, EasyDNA and AffinityDNA brands. GTG lead the most comprehensive portfolio of genetic tests from Carrier screening and NIPT to the advanced predictive testing and assessment tools to help physicians to improve health outcomes for people around the world. The company’s Polygenic Risk Scores (PRS) platform is a proprietary risk stratification platform developed over the past decade integrating clinical and genetic risk delivering actionable outcomes from physicians and individuals. Leading the world in risk prediction in Oncology, Cardiovascular and Metabolic diseases. Genetic Technologies continues to develop a pipeline of risk assessment products. For more information, please visit www.genetype.com

Forward Looking Statements

This announcement may contain forward-looking statements about the Company’s expectations, beliefs or intentions regarding, among other things, statements regarding the expected use of proceeds. In addition, from time to time, the Company or its representatives have made or may make forward-looking statements, orally or in writing. Forward-looking statements can be identified by the use of forward-looking words such as “believe,” “expect,” “intend,” “plan,” “may,” “should” or “anticipate” or their negatives or other variations of these words or other comparable words or by the fact that these statements do not relate strictly to historical or current matters. These forward-looking statements may be included in, but are not limited to, various filings made by the Company with the U.S. Securities and Exchange Commission, press releases or oral statements made by or with the approval of one of the Company’s authorized executive officers. Forward-looking statements relate to anticipated or expected events, activities, trends or results as of the date they are made. As forward-looking statements relate to matters that have not yet occurred, these statements are inherently subject to risks and uncertainties that could cause the Company’s actual results to differ materially from any future results expressed or implied by the forward-looking statements. Many factors could cause the Company’s actual activities or results to differ materially from the activities and results anticipated in such forward-looking statements as detailed in the Company’s filings with the Securities and Exchange Commission and in its periodic filings with the ASX in Australia and the risks and risk factors included therein. In addition, the Company operates in an industry sector where securities values are highly volatile and may be influenced by economic and other factors beyond its control. The Company does not undertake any obligation to publicly update these forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

Genetic Technologies Limited	60-66 Hanover Street
www.genetype.com	Fitzroy Victoria 3065
info@gtglabs.com	Australia
ABN 17 009 212 328	+61 3 8412 7000